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                                                            Relates to Form S-1
                                                     Registration No. 333-44311
                                            Filed under Rule 424(b) (3) and (c)


                                SUPPLEMENT TO
                                 PROSPECTUS
                                    OF
                            LAMONTS APPAREL, INC.


The following information supplements the Prospectus, dated June 15, 1998, of Lamonts Apparel, Inc. (the "Company") related to 8,746,291 shares of the Company's Class A Common Stock (the "Common Stock"); 1,810,380 Class A Warrants, each to purchase 1 share of Common Stock; 581,184 Class B Warrants, each to purchase 1 share of Common Stock; and 228,639 Class C Warrants, each to purchase an aggregate of 15 shares of Common Stock, as supplemented by the Prospectus Supplement, dated December 16, 1998 (the "Prospectus"). Capitalized terms used in this Supplement and not defined herein have the meaning set forth in the Prospectus. This Supplement should be read in conjunction with the Prospectus.

     THE DATE OF THIS SUPPLEMENT IS JANUARY 22, 1999

RECENT EVENTS

     On January 4, 1999 Troutman Investment Company ("Troutman") filed a
Schedule 13D with the Securities and Exchange Commission (the "Commission") with respect to its acquisition of all of the shares of Common Stock, Class A Warrants and Class B Warrants (the "Acquired Securities") which were previously owned indirectly by FMR Corp. ("FMR") and owned directly by the Fidelity Funds and various Accounts managed by a wholly-owned subsidiary of FMR. In connection with such acquisition, Troutman succeeded to the rights of Fidelity under the Grant of Registration Rights and therefore, is being included as a Selling Security Holder under the Prospectus. Accordingly, all references in the Prospectus to securities held by FMR, the Fidelity Funds or the Accounts are hereby amended to substitute Troutman in place of FMR, the Fidelity Funds or the Accounts.

     Troutman also disclosed in the Schedule 13D that it purchased the Acquired Securities with the intention of entering into merger negotiations with the Company. On January 12, 1999, the Company announced that it had entered into preliminary discussions with Troutman regarding a possible business combination between the Company and Troutman. There is no assurance that these discussions will result in any transaction that the Company's Board of Directors would be willing to accept or approve.

     On January 12, 1999, the Company also announced that it had adopted a Stockholder Rights Plan (the "Rights Plan"). Under the Rights Plan, a dividend of one Share Purchase Right


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(a "Right") was declared for each share of Common Stock or Class B Common
Stock outstanding at the close of business on January 22, 1999 (the "Record Date"). In addition, the dividend is payable with respect to shares of Common Stock issued after the Record Date but prior to the date on which the Rights separate from the underlying shares of Common Stock in accordance with the Rights Plan (the "Distribution Date") and, in certain circumstances, with respect to shares of Common Stock issued after the Distribution Date. In the event that a person or group acquires securities representing 15% or more of the aggregate voting power of the Company's stock without advance approval by the Board of Directors, each Right will entitle the holder, other than the acquirer, to buy Common Stock with a market value of twice the exercise price (initially $6.00, subject to adjustment) for the Right's then current exercise price. In addition, if the Company were to be acquired in a merger or other transaction where the stockholders of the Company were not treated equally, stockholders with unexercised Rights could purchase common stock of the acquirer with a value of twice the exercise price of the Rights.

     The agreement which implements the Rights Plan (the "Rights Agreement") contains "grandfathering" provisions which permit Troutman to maintain its reported beneficial ownership of 2,925,140 shares of Common Stock, Class A Warrants to purchase 1,810,380 shares of Common Stock and Class B Warrants to purchase 581,181 shares of Common Stock (collectively, the "Troutman Grandfathered Securities") and Specialty Investment I LLC ("Specialty Investment") to maintain its beneficial ownership of Class C Warrants to purchase 3,429,588 shares of Common Stock (the "Specialty Investment Grandfathered Securities") without triggering the Rights. In addition, in the event that Troutman acquires certain securities held by BEA Associates for the account of Executive Life Insurance Company of New York on or before February 12, 1999, such securities will also be deemed Troutman Grandfathered Securities. However, acquisitions by Troutman or Specialty Investment will trigger the Rights in the event that either of them, subsequent to the first public announcement of the execution of the Rights Plan, acquires beneficial ownership of any shares of Common Stock other than those included in or underlying the Troutman Grandfathered Securities or the Specialty Investment Grandfathered Securities, as the case may be, which, when aggregated with such securities, represent 15% or more of the aggregate voting power of the Company. In addition, if any security holder provides evidence satisfactory to the Board of beneficial ownership of shares of Common Stock representing 15% or more of the aggregate voting power of the Company as of immediately prior to the first public announcement of the adoption of the Rights Plan (including, in the case of Troutman, shares in addition to the Grandfathered Troutman Securities and, in the case of Specialty Investment, shares in addition to the Grandfathered Specialty Investment Securities), then such security holder will not trigger the Rights through its ownership of such securities.

     The acquisition by Troutman of the Troutman Grandfathered Securities gave rise to a potential event of default under the Amended and Restated Debtor in Possession and Exit Financing Loan Agreement by and among the Company, BankBoston, N.A., certain other lending institutions and BankBoston, N.A., as agent (the "Agent"), dated as of September 26, 1997 (the "Loan Agreement"). An "event of default" under the Loan Agreement includes the acquisition of 20% or more of the issued and outstanding capital stock of the Company by a

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person who was not a stockholder at the time the conditions precedent to the closing of the Loan Agreement were met (unless such person is reasonably satisfactory to the Agent). Troutman was not a stockholder at the time the conditions precedent to the closing of the Loan Agreement were met and, to the Company's knowledge, has not been declared satisfactory to the Agent. The Company has received a waiver under the Loan Agreement with respect to this provision, provided that Troutman does not acquire shares of capital stock of the Company, other than those reported as having been acquired by Troutman in the Schedule 13D filed by Troutman with the Commission on January 4, 1999, plus up to an additional 5% of the Company's Common Stock.

     On January 12, 1999, the Board announced that it had adopted certain amendments to the Bylaws (the "Bylaw Amendments") which, among other things:
(i) add a new Section 12 to Article II of the Bylaws, which provides that nominations or other matters for consideration at stockholders meetings must be received by the Company not less than 45 days and not more than 75 days from the first anniversary of the mailing of the proxy materials for the previous year's annual meeting (since the Company did not hold an annual meeting in 1998, the amendment provides that the deadline for notice for the 1999 annual meeting is no earlier than February 28, 1999 and no later than March 31, 1999); (ii) amend Article II, Section III of the Bylaws to eliminate the power of stockholders to call a special meeting of stockholders (though the holders of Class B Common Stock maintain their right to call a meeting of the holders of Class B Common Stock); (iii) amend Article V,
Section 5 of the Bylaws, related to fixing the record date to determine the stockholders entitled to consent to corporate action by the stockholders in writing without a meeting; and (iv) correct a typographical error in Article VIII, Section 1 by changing the word "indemnity" to "indemnitee."

     More information with respect to the Rights Plan and the Bylaw Amendments is contained in the Form 8-K filed by the Company with the Commission on January 12, 1999 (the "Form 8-K"). The Form 8-K is available at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, as well as the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10049 and Northwestern Atrium, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661 or through the Commission's World Wide Web site on the Internet at http://www.sec.gov. The summary descriptions of the Rights Plan and the Bylaw Amendments do not purport to be complete and are qualified in their entirety by reference to the Rights Agreement between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, dated as of January 12, 1999, and the Bylaw Amendments, a copy of each of which is attached as an exhibit to the Form 8-K.

                [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       LAMONTS APPAREL, INC.



                                       By: /s/ Debbie A. Brownfield
                                           ----------------------------
                                           Debbie A. Brownfield
                                           Executive Vice President and
                                           Chief Financial Officer


Date: January 22, 1999

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